Exhibit 1

ASX

Release

19 June 2017

MOODY’S DOWNGRADES THE LONG-TERM RATINGS OF AUSTRALIA’S MAJOR BANKS ONE NOTCH TO Aa3

Following a review of Moody’s Investors Service (Moody’s) assessment of Australia’s Macro Profile they have downgraded their long-term ratings for the major Australian banks (including Westpac Banking Corporation) by one notch. Moody’s also revised the rating outlook for the major Australian banks to “stable” from “negative”.

Moody’s short term issuer credit ratings for the major Australian banks (including Westpac) were unchanged.

In reducing Australia’s Macro Profile Moody’s stated:

“This change was driven by the rating agency’s view that the credit conditions in Australia have deteriorated. High levels of debt and rapid credit expansion can signal credit quality problems that emerge later. High and rising household debt in the context of low nominal wage growth has led to very high levels of household leverage, thereby increasing the household sector’s and, by extension, the banking sector’s sensitivity to a potential shock.”

This action has impacted Moody’s rating of a number of Westpac entities and securities. Major ratings are now:

Westpac Banking Corporation

Long-term rating	Aa3 (from Aa2)
Short term rating	P-1 (unchanged)
Outlook	Stable (from negative)

Westpac Lenders Mortgage Insurance Limited

Insurance financial strength	A1 (from Aa3)
Outlook	Stable (from negative)

Tier 2 capital instruments have been reduced by one notch. Ratings now are:

Basel II Tier 2 subordinated instruments: A3

Basel III Tier 2 subordinated instruments: Baa1(hyb)

For Further Information

David Lording	Andrew Bowden
Head of Media Relations	Head of Investor Relations
T. 02 8219 8512	T. 02 8253 4008
M. 0419 683 411	M. 0438 284 863